Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124107

PROSPECTUS SUPPLEMENT NO. 4
TO PROSPECTUS DATED JULY 21, 2005

SCIENTIFIC GAMES CORPORATION

$275,000,000 Principal Amount of
0.75% Convertible Senior Subordinated Debentures Due 2024
and 9,450,183 Shares of Common Stock Issuable Upon Conversion of the Debentures

This prospectus supplement relates to the resale by the selling securityholders (including their transferees, pledgees or donees or their successors) of up to $275 million aggregate principal amount of 0.75% Convertible Senior Subordinated Debentures due 2024 issued by Scientific Games Corporation and the shares of common stock issuable upon conversion of the debentures.

This prospectus supplement should be read in conjunction with the prospectus dated July 21, 2005, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Investing in the Securities involves risks that are described in the "RISK FACTORS" section beginning on page 16 of the prospectus.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 12, 2005.

1.    Selling Securityholders

The information in the table appearing under the heading "Selling Securityholders" beginning on page 76 of the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus, and by superseding the information with respect to persons listed in the prospectus that are listed below.

The following table sets forth certain information as of September 9, 2005, except where otherwise noted, concerning the principal amount of debentures beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The number of shares of common stock issuable upon conversion of the debentures shown in the table below assumes conversion of the full amount of debentures held by each holder at an initial conversion price of $29.10 per share. This conversion price is subject to adjustments in certain circumstances. Because the selling securityholders may offer all or some portion of the debentures or the common stock issuable upon conversion of the debentures, we have assumed for purposes of the table below that the named selling securityholders will sell all of the debentures or convert all of the debentures and sell all of the common stock issuable upon conversion of the debentures offered by this prospectus. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their debentures since the date on which they provided the information regarding their debentures in transactions exempt from the registration requirements of the Securities Act. Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary. Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of debentures or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution" for further information.

Name*	Aggregate Principal Amount of Debentures Beneficially Owned and Offered	Percentage of Debentures Outstanding**	Shares of Common Stock Issuable Upon Conversion of the Debentures***	Other Shares of Common Stock Beneficially Owned Before the Offering and Assumed to be Owned Following the Offering	Percentage of Common Stock Outstanding****
Commissioners of the Land Office (1)	$575,000		19,759	—
Goldman Sachs & Co.(2)	2,100,000		72,165	2,129
Joint Industry Board of the Electrical Industry Pension(3)	450,000		15,464	—
Morgan Stanley Convertible Securities Trust(4)	2,200,000		75,601	—
SG Americas Securities, LLC(5)	5,980,000	2.17%	205,499	—
Any other holder of Debentures or future transferees, pledgees, donees or successors of any holder *****	1,082,000		37,182	—

(1) Lord Abbett & Co is the investment advisor for Commissioners of the Land Office with respect to the security listed on the table. Maren Lindstrom exercises investment and voting control on behalf of Lord Abbett & Co.

(2) Goldman Sachs & Co. is a publicly traded entity. Goldman Sachs & Co. is a broker-dealer registered pursuant to Section 15 of the Exchange Act. Goldman Sachs & Co. acquired their debentures in the ordinary course of business for investment purposes. See "Plan of Distribution."

(3) Lord Abbett & Co is the investment advisor for Joint Industry Board of the Electrical Industry Pension with respect to the security listed on the table. Maren Lindstrom exercises investment and voting control on behalf of Lord Abbett & Co.

(4) Van Kampen Asset Management is the investment manager for Morgan Stanley Convertible Securities Trust with respect to the security listed on the table. Morgan Stanley Convertible Securities Trust is an affiliate of broker-dealers registered pursuant to Section 15 of the Exchange Act.

(5) SG Americas Securities, LLC is a broker-dealer registered pursuant to Section 15 of the Exchange Act. SG Americas Securities, LLC acquired their debentures in the ordinary course of business for investment purposes. See "Plan of Distribution."

* As indicated in the footnotes, certain selling securityholders are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling securityholders did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to registration statement of which this prospectus is a part to designate such person as an "underwriter" within the meaning of the Securities Act of 1933.

** Unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding Debentures.

*** Assumes conversion of all of the holder's Debentures at our initial conversion rate of approximately 34.3643 shares of common stock per 1,000 principal amount of the Debentures. This conversion rate is subject to adjustment as described under "Description of Debentures—Conversion." As a result, the number of shares of common stock issuable upon conversion of the Debentures may change in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the Debentures and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the Debentures, as described under "Description of Debentures—Conversion."

**** Based on the 89,652,185 outstanding shares of Scientific Games as of August 4, 2005, none of these selling securityholders would beneficially own 1% or more of the outstanding shares following the sale of securities in the offering.

***** Assumes that any other holders of Debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of Debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the Debentures at the initial conversion rate.

2.    Plan of Distribution

The following paragraph supersedes the information in the tenth paragraph in the Plan of Distribution section in the Prospectus.

Any selling securityholder who is a "broker-dealer" may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. To our knowledge based upon information provided to us by selling securityholders, the only selling securityholders who are registered broker dealers are J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc, Goldman Sachs & Co. and SG Americas Securities, LLC. As a result, such selling securityholders are each an underwriter in connection with the sale of the debentures or the shares of common stock issuable upon conversion of the debentures covered by this prospectus. These securityholders have informed us that they have purchased their debentures in the open market and in the ordinary course of business, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters' or dealers' compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by these securityholders.